Exhibit 21.1

List of Subsidiaries of pSivida Corp.

Subsidiary Name	Jurisdiction of Incorporation
pSivida US, Inc.	Delaware
pSiMedica Limited	United Kingdom
pSivida Securities Corporation	Massachusetts